SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2017

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant’s name into English)

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a.

Summary of FY2017 1Q Business Report

On May 15, 2017, Shinhan Financial Group (“SFG”) filed its FY2017 1Q Business Report (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards.

1. Introduction of the Group

2. Business Results

3. Independent Auditor

4. Major Shareholder and Market Price Information of our Common Shares and ADRs

5. Directors, Executive Officers and Employees

6. Related Party Transactions

1. Introduction of the Group

Company History in 2010 through 2017

•	Jan. 2010 : Shinhan Data System became a direct subsidiary of SFG

•	Aug. 2010 : Shinhan Macquarie Financial Advisory was disaffiliated from SFG

•	Feb. 2011 : Shinhan BNP Paribas Asset Management (Hong Kong) Limited became an indirect subsidiary of SFG

•	Nov. 2011 : Shinhan Bank Vietnam was merged with Shinhan Vina Bank

•	Dec. 2011 : Shinhan Savings Bank became a direct subsidiary of SFG

•	Nov. 2012 : Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary

•	Jan. 2013 : Yehanbyoul Savings Bank joined SFG as a direct subsidiary

•	Apr. 2013 : Shinhan Savings Bank merged with Yehanbyoul Savings Bank. As a result of the integration, Shinhan Savings Bank has been liquidated and Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity

•	Nov. 2014 : LLP MFO Shinhan Finance (Kazakhstan) became an indirect subsidiary of SFG

•	Jul. 2015 : Shinhan Securities Vietnam Co., ltd became an indirect subsidiary of SFG

•	Oct. 2015 : Banco Shinhan de Mexico became an indirect subsidiary of SFG

•	Nov. 2015 : PT Bank Shinhan Indonesia became an indirect subsidiary of SFG

•	Dec. 2015 : PT. Shinhan Indo Finance became an indirect subsidiary of SFG

•	Dec. 2015 : PT Centratama Nasional Bank became an indirect subsidiary of SFG

•	Mar. 2016 : Shinhan Microfinance Co., ltd. became an indirect subsidiary of SFG

•	Jul. 2016 : PT Shinhan Securities Indonesia became an indirect subsidiary of SFG

•	Dec. 2016 : Launched new integrated PT Bank Shinhan Indonesia

Principal Subsidiaries under Korean Law (as of Mar. 31, 2017)

Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Investment Corp.	100.0%
Shinhan Life Insurance	100.0%
Shinhan BNP Paribas Asset Management	65.0%
Shinhan Capital	100.0%
Jeju Bank 1)	68.9%
Shinhan Savings Bank 2)	100.0%
Shinhan Data System	100.0%
Shinhan AITAS 3)	99.8%
Shinhan Credit Information	100.0%
Shinhan Private Equity	100.0%
SHC Management 4)	100.0%

1)	Jeju Bank is currently listed on the Korea Exchange.
2)	On January 30, 2013, Yehanbyoul Savings Bank joined SFG as a direct subsidiary.

On April 1, 2013, Shinhan Savings Bank merged with Yehanbyoul Savings Bank, both of which were direct subsidiaries of Shinhan Financial Group. As a result of the integration of the two savings banks, the previous Shinhan Savings Bank has been liquidated and is thus no longer a subsidiary of Shinhan Financial Group and instead, Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity constituting a member of Shinhan Financial Group.

3)	On November 30, 2012, Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary. Prior to November 30, 2012, Shinhan AITAS was an indirect subsidiary of SFG under Shinhan Bank, a wholly-owned bank subsidiary of SFG.
4)	Currently in liquidation proceedings

Indirect subsidiaries held through direct subsidiaries (as of Mar. 31, 2017)

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
Shinhan Bank	Shinhan Asia Limited	100.0%
	Shinhan Bank America	100.0%
	Shinhan Bank Japan	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Khmer Bank Limited 1)	94.3%
	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Vietnam	100.0%
	Banco Shinhan de Mexico	100.0%
	PT Bank Shinhan Indonesia	98.98%

Shinhan Card	LLP MFO Shinhan Finance	100.0%
	PT. Shinhan Indo Finance	50.0%
	Shinhan Microfinance Co., ltd.	100.00%

Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	100.0%
	Shinhan Investment Corp. Asia Inc.	100.0%
	KOFC Shinhan Frontier Champ 2010-4 PEF2)	8.5%
	Shinhan Praxis K-Growth Global Private Equity Fund 3)	14.1%
	Shinhan Securities Vietnam Co., ltd	100.0%
	PT Shinhan Securities Indonesia	99.0%

Shinhan BNP Paribas Asset Management	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	100.0%

Shinhan Private Equity	Shinhan NPS Private Equity Fund 1st 4)	5.0%
	Shinhan Private Equity Fund 2nd 5)	2.2%
	Shinhan-Stonebridge Petro Private Equity Fund 6)	0.6%

1)	Shinhan Financial Group and its subsidiaries currently own 95.7% of Shinhan Khmer Bank Limited.
2)	Shinhan Financial Group and its subsidiaries currently own 34.6% of KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp.
3)	Shinhan Financial Group and its subsidiaries currently own 18.9% of Shinhan Praxis K-Growth Global Private Equity Fund.
4)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.
5)	Shinhan Financial Group and its subsidiaries currently own 32.6% of Shinhan Private Equity Fund 2nd.
6)	Shinhan Financial Group and its subsidiaries currently own 1.8% of Shinhan-Stonebridge Petro Private Equity Fund.

Number of Shares (as of Mar. 31, 2017)

Types of Shares	Number of Shares
Common Shares	474,199,587

Total	474,199,587

2. Business Results

Operation Results

			(KRW billion)
	1Q 2017 (Jan. 1 ~ Mar. 31)	1Q 2016 (Jan. 1 ~ Mar. 31)	FY2016 (Jan. 1 ~ Dec. 31)	FY2015 (Jan. 1 ~ Dec. 31)
Operating income	1,298.3	655.4	3,108.6	2,973.1
Equity method income	-0.4	2.6	10.0	21.0
Other non-operating income	7.9	25.1	51.8	146.5
Profit before income taxes	1,305.7	683.1	3,170.5	3,140.6
Income tax expense	298.5	-104.6	345.6	694.6

Consolidated net income	1,007.3	787.7	2,824.9	2,446.0
Net income attributable to equity holders of the Group	997.1	771.3	2,774.8	2,367.2
Net income attributable to non-controlling interest	10.2	16.4	50.1	78.8

Notes :

•	Some of the totals may not sum due to rounding.

Source and Use of Funds

Consolidated Basis (KRW billion, %)		1Q 2017				FY2016				FY2015
		Jan. 1 ~ Mar. 31				Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31
		Average Balance1)	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Proportions (%)	Interest Paid	Interest Rate (%)
	Deposits	235,185.7	58.8	605.5	1.03	226,966.8	58.7	2,586.7	1.14	203,910.5	57.3	2,861.0	1.40
	Borrowings	16,281.2	4.1	45.7	1.12	15,047.2	3.9	176.4	1.17	13,492.9	3.8	150.7	1.12
	Debt Securities Issued	44,673.1	11.2	255.1	2.28	42,790.8	11.1	1,085.8	2.54	39,334.8	11.0	1,183.8	3.01
Source	Other Liabilities	72,361.7	18.1	—	—	70,504.9	18.2	—	—	68,378.1	19.2	—	—

	Total Liabilities	368,501.6	92.1	—	—	355,309.7	91.9	—	—	325,116.3	91.3	—	—

	Total Stockholder’s Equity	31,836.6	8.0	—	—	31,499.5	8.1	—	—	31,063.1	8.7	—	—

	Total Liabilities & SE	400,338.2	100.0	—	—	386,809.3	100.0	—	—	356,179.4	100.0	—	—

	Cash & Due from Banks	20,991.9	5.2	41.8	0.80	20,933.1	5.4	185.5	0.89	21,993.4	6.2	225.6	1.03
	Loans	259,096.7	64.7	2,307.4	3.56	252,132.2	65.2	9,244.0	3.67	231,889.2	65.1	9,031.6	3.89
	Loans in KRW	201,968.8	50.5	1,626.1	3.22	197,841.4	51.2	6,541.9	3.31	180,410.1	50.7	6,479.5	3.59
	Loans in Foreign Currency	15,872.3	4.0	129.9	3.27	14,936.7	3.9	482.2	3.23	13,528.2	3.8	415.0	3.07
Use	Credit Card Accounts	19,585.1	4.9	414.3	8.46	18,804.3	4.9	1,708.5	9.09	17,819.5	5.0	1,635.3	9.18
	Others	21,670.5	5.4	137.1	2.53	20,549.8	5.3	511.4	2.49	20,131.5	5.7	501.9	2.49
	AFS Financial Assets	32,457.9	8.1	152.9	1.88	30,308.9	7.8	612.1	2.02	26,830.0	7.5	654.4	2.44
	HTM Financial Assets	20,139.1	5.0	151.1	3.00	17,409.7	4.5	561.8	3.23	14,961.0	4.2	539.0	3.60
	Other Assets	67,652.6	16.9	—	—	66,025.3	17.1	—	—	60,505.8	17.0	—	—

	Total Assets	400,338.2	100.0	—	—	386,809.3	100.0	—	—	356,179.4	100.0	—	—

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Other Financial Information

*	The main serial financial figures and indices for Mar. 31, 2017 listed herein may be subject to change.

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)

		(KRW billion)
	Mar. 31, 2017(e)	Dec. 31, 2016	Dec. 31, 2015
Aggregate Amount of Equity Capital (A)	29,581.6	29,786.5	27,216.4
Risk-Weighted Assets (B)	196,841.2	198,642.6	203,274.5
BIS Ratio (A/B)	15.03%	15.00%	13.39%

Note) based on Basel III

Capital Adequacy Ratios (Subsidiaries)

				(%)
Subsidiary	Capital Adequacy Ratio	Mar. 31, 2017(e)	Dec. 31, 2016	Dec. 31, 2015
Shinhan Bank	BIS Capital Adequacy Ratio	15.8	15.7	14.8
Shinhan Card	Adjusted Equity Capital Ratio	24.5	26.2	28.9
Shinhan Investment Corp.	Net Capital Ratio	849.2	892.0	387.2
Shinhan Life Insurance	Risk Based Capital Ratio	180.3	178.3	204.2
Shinhan BNP Paribas Asset Management	Equity Capital (KRW billion)	141.3	148.6	157.3
	Minimum Capital Requirement (KRW billion)	24.5	24.0	23.2
Shinhan Capital	Adjusted Equity Capital Ratio	14.2	14.9	16.8
Jeju Bank	BIS Capital Adequacy Ratio	12.6	12.8	12.6
Shinhan Savings Bank	BIS Capital Adequacy Ratio	14.8	14.9	16.3

Notes :

•	The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSS for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

•	Basel III FIRB was applied in calculating Shinhan Bank’s BIS Capital Adequacy Ratio.

•	Basel III TSA was applied in calculating Jeju Bank’s BIS Capital Adequacy Ratio.

•	Basel I was applied in calculating Shinhan Savings Bank’s BIS Capital Adequacy Ratio.

•	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSS. Under these guidelines, Shinhan Card and Shinhan Capital are required to maintain a minimum adjusted equity capital ratio of 8%.

•	Net Capital Ratio is computed in accordance with the guidelines issued by the FSS. Under these guidelines, Shinhan Investment Corporation is required to maintain a minimum net capital ratio of 100%.

•	Under the guidelines issued by the FSS, Shinhan Life Insurance is required to maintain a minimum RBC ratio of 100%.

•	Under the guidelines issued by the FSS, Shinhan BNP Paribas Asset Management is required to hold Equity Capital that exceeds the Minimum Capital Requirement.

2) Liquidity

Won Liquidity Ratio

							(KRW billion, %)
Company	Mar. 31, 2017			Dec. 31, 2016			Dec. 31, 2015
	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)
Shinhan Financial Group	1,284.0	1,028.9	124.8	198.8	134.8	147.5	624.1	216.0	288.9
Shinhan Card	15,315.7	4,997.3	306.5	14,722.9	4,069.1	361.8	14,588.0	3,845.4	379.4
Shinhan Investment Corp.	11,900.6	9,136.7	130.3	12,472.3	8,227.4	151.6	11,546.7	6,525.0	177.0
Shinhan Life Insurance	1,020.7	516.2	197.7	915.8	502.0	182.4	1,189.5	486.7	244.4
Shinhan Capital	676.4	597.7	113.2	684.5	521.2	131.3	784.7	355.4	220.8
Shinhan Savings Bank	262.6	171.5	153.1	169.8	138.7	122.4	144.2	103.1	139.9

Notes :

•	Shinhan Financial Group: Due within 1 month

•	Shinhan Life Insurance: (Won assets due within 3 months /3 months average of Claim payments )*100

•	Shinhan Card, Shinhan Investment Corp., Shinhan Capital, and Shinhan Savings Bank : Due within 3 months

•	Liquidity Ratio for Shinhan Bank and Jeju Bank have been replaced by Liquidity Coverage Ratio from Mar 31, 2015 to reflect the recent amendments to detailed regulations on supervision of banking business.

Liquidity Coverage Ratio

							(KRW billion, %)
Company	Mar. 31, 2017			Dec. 31, 2016			Dec. 31, 2015
	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)
Shinhan Bank	38,597.50	36,857.90	104.8	35,961.90	37,257.50	96.7	37,421.50	38,253.30	97.8
Jeju Bank	538.1	436.4	123.3	563.2	401.9	140.1	546.3	352	155.2

Note) The “High quality liquid assets” and “Net cash outflows” are the arithmetic mean of the ending balance of every month.

Foreign Currency (FC) Liquidity Ratio

							(USD millions, %)
Company	Mar. 31, 2017			Dec. 31, 2016			Dec. 31, 2015
	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)
Shinhan Financial Group	—	—	—	—	—	—	—	—	—
Shinhan Bank	44,054.4	38,712.6	113.8	39,631.1	35,968.5	110.2	31,925.0	27,205.6	117.4
Shinhan Investment Corp.	5,046.6	4,331.5	116.5	5,635.3	5,073.4	111.1	1,875.7	1,793.8	104.6
Shinhan Capital	135.6	69.7	194.5	80.3	1.1	7,333.0	83.1	73.4	113.2
Jeju Bank	16.3	9.8	167.0	13.3	10.7	124.7	15.2	9.7	156.3

Notes :

•	Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months.

•	Shinhan Bank’s foreign currency liquidity ratio reflected securitization weight with the guidelines issued by the FSS.

•	Shinhan Financial Group figures are based on the separate basis.

3) Asset Quality

SFG Consolidated Basis

	(KRW billion)
	Mar. 31, 2017	Dec. 31, 2016	Dec. 31, 2015
Total Loans	257,055.8	259,772.6	246,487.6
Substandard & Below	1,969.3	1,927.6	2,171.6
Substandard & Below Ratio	0.77%	0.74%	0.88%
Non-Performing Loans	1,628.5	1,595.8	1,691.5
NPL Ratio	0.63%	0.61%	0.69%
Substandard & Below Coverage Ratio	118.74%	125.99%	191.22%
Loan Loss Allowance	2,338.3	2,428.7	4,152.5	1)
Substandard & Below Loans	1,969.3	1,927.6	2,171.6

1)	Including reserve for credit losses

Separate Basis

									(	%)
	Mar. 31, 2017			Dec. 31, 2016			Dec. 31, 2015
	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)
Shinhan Financial Group	—	—	—	—	—	—	—	—	—
Shinhan Bank	0.68	0.58	94	0.65	0.56	96	0.80	0.61	173
Shinhan Card	1.19	0.73	235	1.16	0.76	271	1.24	0.81	355
Shinhan Investment Corp.	0.10	0.10	434	0.10	0.10	413	0.15	0.15	485
Shinhan Life Insurance	0.09	0.08	317	0.09	0.08	335	0.09	0.09	927
Shinhan Capital	2.67	3.03	90	2.61	2.93	94	3.06	3.58	86
Jeju Bank	1.12	0.79	26	1.24	0.93	35	0.87	0.50	141
Shinhan Savings Bank	5.02	3.55	59	5.42	3.45	53	6.51	5.37	58

1)	Including reserve for credit losses

4) Debt to Equity Ratios

Shinhan Financial Group (Separate Basis)

	(KRW billion)
	Mar. 31, 2017	Dec. 31, 2016	Dec. 31, 2015
Debt	7,900.7	6,977.7	6,894.5
Equity	20,412.8	20,217.9	20,781.0
Debt to Equity Ratio	38.70%	34.51%	33.18%

Twenty Largest Exposures by Borrower

				(KRW billion)
As of Mar. 31, 2017 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Ministry of Strategy & Finance	0.0	—	11,562.4	—	—	11,562.4
Bank of Korea	2,050.0	—	5,545.8	0.1	—	7,595.9
Korea Housing Finance Corporation	0.0	—	5,125.9	—	—	5,125.9
Korea Development Bank	64.9	11.4	4,719.0	—	—	4,795.3
Industrial Bank of Korea	669.7	122.8	1,533.7	0.6	—	2,326.8
Korea Deposit Insurance Corporation	—	—	2,141.7	—	—	2,141.7
NongHyup Bank	907.2	8.2	715.1	4.3	—	1,634.7
Kookmin Bank	940.6	—	625.0	0.4	—	1,566.0
Korea Securities Finance Corporation	31.3	—	1,488.9	—	—	1,520.2
Export-Import Bank of Korea	—	—	1,517.0	0.6	—	1,517.6
Woori Bank	360.0	156.3	917.3	1.3	—	1,434.9
Samsung Electronics co., ltd.	0.0	1,233.0	20.3	—	0.0	1,253.4
Hana Bank	99.7	418.5	701.6	0.0	—	1,219.9
Korea Land & Housing Corporation	—	—	1,213.5	—	—	1,213.5
Hyundai Heavy Industries Co., Ltd.	82.2	135.8	13.9	737.1	—	969.0
LG Electronics Inc.	170.6	51.5	90.8	395.9	—	708.7
Kia Motors Corporation	130.8	491.1	2.9	1.2	0.1	626.1
Mirae Asset Daewoo Co.,Ltd	301.4	—	277.5	—	—	579.0
National Federation of Fisheries Cooperatives	32.0	7.2	533.2	—	—	572.3
KB Kookmin Card Co., Ltd	55.3	—	501.3	—	—	556.6

Total	5,895.9	2,635.7	39,246.9	1,141.4	0.1	48,919.9

Note) Some of the totals may not sum due to rounding

Exposure to ten Main Debtor Groups

				(KRW billion)
As of Mar. 31, 2017 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Samsung	422.1	1,677.9	1,126.6	1,021.1	2.5	4,250.2
Hyundai Motors	1,057.4	1,774.4	1,032.5	330.1	0.4	4,194.7
Lotte	429.1	725.0	1,023.8	376.4	0.0	2,554.2
Hyundai Heavy Industries	329.2	196.6	294.7	1,181.1	—	2,001.5
LG	606.4	344.3	247.6	513.2	0.0	1,711.5
SK	324.5	357.2	500.6	373.1	0.1	1,555.4
Hanwha	488.0	214.5	440.9	243.0	0.0	1,386.4
LS	136.8	354.9	189.5	513.7	—	1,194.8
GS	478.1	120.7	213.2	119.1	0.0	931.1
Hyosung	155.2	369.5	82.0	166.6	0.0	773.3

Total	4,426.7	6,134.9	5,151.3	4,837.3	3.0	20,553.1

Note) Some of the totals may not sum due to rounding

Loans, Due from banks and Securities Concentration by Industry

	(KRW billion)
As of Mar. 31, 2017 Consolidated basis	Total Exposures
	Amount	Weight (%)
Finance and Insurance	74,655.8	20.9%
Manufacturing	43,025.9	12.0%
Retail and wholesale	16,870.9	4.7%
Real Estate, leasing and service	22,156.7	6.2%
Construction	3,628.9	1.0%
Hotel and Restaurant	5,238.9	1.5%
Others	59,685.5	16.7%
Consumers	132,593.8	37.1%

Total	357,856.4	100.0%

Note) Some of the totals may not sum due to rounding

Top Twenty Non-Performing Loans

		(KRW billion)
Borrower	Industry	Gross Principal Outstanding	Substandard & Below	Allowance for Loan Losses
A	Manufacture of Cold Rolled, Drawn and Extruded Iron or Steel Products	110.7	110.7	33.8
B	Manufacture of Distilling Machinery, Heat exchange unit and Gas Generators	81.0	81.0	55.0
C	Manufacture of Plastic Products for Fabricating of Machine	56.4	56.4	42.2
D	Building of Steel Ships	39.3	39.3	3.1
E	Manufacture of Sections for Ships	38.5	36.2	21.5
F	Renting of Non-Residential Buildings	31.5	31.5	—
G	Development and Subdividing of Residential Buildings	30.0	30.0	23.2
H	Other Civil Engineering Construction	29.7	29.7	20.7
I	Building of Steel Ships	26.0	26.0	12.4
J	Manufacture of Sections for Ships	25.1	23.6	—
K	Building of Steel Ships	22.3	22.3	0.8
L	Construction of Highways, Streets and Roads	17.5	17.5	12.4
M	Apartment Building Construction	17.4	16.4	15.0
N	Apartment Building Construction	16.3	16.3	2.2
O	Manufacture of Sections for Ships	15.9	15.9	—
P	Golf Course Operation	15.0	15.0	7.6
Q	Wholesale of Non-Specialized Goods	11.8	11.8	11.8
R	Golf Course Operation	11.4	11.4	—
S	Manufacture of Printing and Writing Paper	11.6	11.2	7.9
T	Other Financial Business n.e.c.	10.0	10.0	1.4

	Total	617.2	612.1	271.1

Notes :

•	Consolidated basis as of Mar. 31, 2017.

•	Some of the totals may not sum due to rounding.

3. Independent Auditor

Audit Opinion for the last 3 years

	1Q 2017	FY2016	FY2015
Audit Opinion	—	Unqualified	Unqualified

* For the first quarter of 2017, the independent accountant conducted a review for our financial statements instead of auditing them.

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment 1) (KRW mil.)	Details	Working hours
FY2017	KPMG Samjong Accounting Corp.	626 (annualized basis)	Review/Audit of Financial Statements	1,051 Hours
	KPMG Samjong Accounting Corp.	78 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	140 Hours
FY2016	KPMG Samjong Accounting Corp.	581 (annualized basis)	Review/Audit of Financial Statements	7,512 Hours
	KPMG Samjong Accounting Corp.	73 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	807 Hours
FY2015	KPMG Samjong Accounting Corp.	561 (annualized basis)	Review/Audit of Financial Statements	8,236 Hours
	KPMG Samjong Accounting Corp.	73 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	895 Hours
	KPMG Samjong Accounting Corp.	12 (annualized basis)	Non-statutory audit of subsidiaries under the consolidated corporate tax system for CY2015	282 hours

1)	Excluding value-added taxes.
*	In addition to above mentioned description of fees for audit and review services, KPMG Samjong Accounting Corp. also provided services related to US listing and ICOFR audit in accordance with the standards of the PCAOB which we agreed to pay KRW1,430 million(excluding value-added taxes) for FY2017.

4. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders1) of Shinhan Financial Group as of Mar. 31, 2017

Name	No. of Common Shares owned2)	Ownership%
National Pension Service	45,269,850	9.55%
BlackRock Fund Advisors3)	24,320,723	5.13%

1)	Shareholders who own beneficial ownership of 5% or more(common share basis).
2)	Based on the results of shareholder registry closing as of December 31, 2016
3)	Based on the large equity ownership discloser by BlackRock Fund Advisors with the Financial Supervisory Service on Oct. 20, 2016.

Share ownership of Employee Stock Ownership Association

			(Number of shares, %)
Share ownership	Beginning Balance (Jan. 1, 2017)	Increase	Decrease	Ending Balance (Mar. 31, 2017)	Ownership%1) (Mar. 31, 2017)
Employee Stock Ownership	22,310,764	1,587,881	1,081,946	22,816,699	—
ESOA account	88,320	16,405	—	104,725	—

Total	22,399,084	1,604,286	1,081,946	22,921,424	4.83%

1) Common share basis.

Common Share Traded on the Korea Exchange

					(KRW, number of shares)
		Oct.2016	Nov.2016	Dec.2016	Jan.2017	Feb.2017	Mar.2017
Price per share	High	44,150	45,600	47,700	47,000	47,500	49,750
	Low	39,950	42,100	43,000	44,800	45,800	46,600
	Avg.	42,538	43,839	46,143	45,728	46,675	47,989
Trading Volume		16,898,605	26,285,441	19,185,002	29,005,344	16,963,361	22,415,521
Highest Daily Trading Volume		1,249,175	5,791,871	2,555,332	10,173,319	1,647,779	1,852,240
Lowest Daily Trading Volume		481,075	435,530	309,297	242,707	460,634	466,466

American Depositary Receipts traded on the New York Stock Exchange

					(USD, number of shares)
		Oct.2016	Nov.2016	Dec.2016	Jan.2017	Feb.2017	Mar.2017
Price per share	High	39.00	38.76	40.88	39.78	41.87	43.68
	Low	35.87	36.93	37.17	36.81	39.77	40.51
	Avg.	37.55	37.75	39.11	38.58	40.93	42.30
Trading Volume		850,185	1,404,277	2,168,102	1,778,962	1,275,836	1,811,306
Highest Daily Trading Volume		83,148	118,133	340,037	206,031	172,320	187,417
Lowest Daily Trading Volume		19,095	24,152	37,042	40,949	33,096	23,952

Note) 1 ADR = 1 Common Shares

5. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Director

(As of Mar. 31, 2017)
Name	Month and Year of Birth	Position	Service Term
Cho Yong-byoung	June 1957

-   Chairman of Shinhan Financial Group

-   Board Steering Committee Chair

-   Corporate Governance & CEO Recommendation Committee member

-   Outside Director Recommendation Committee member

-   Corporate Social Responsibility Committee member

3 years starting from March 23, 2017

2) Non-Executive Directors

Currently, 11 non-executive directors are in office, 10 of which outside directors who are nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting.

7 outside directors were appointed as board of directors at the 16th Annual General Meeting of Shareholders on March 23, 2017, of which 5 directors renewed their terms and 2 directors were newly appointed.

Our non-executive directors are as follows:

(As of Mar. 31, 2017)
Name	Month and Year of Birth	Outside Director	Sub-Committees	Service Term

Wi Sung-ho	June 1958	X	-	2 years starting from March 23, 2017

Park Ansoon	January 1945	O	Corporate Social Responsibility Committee member Outside Director Recommendation Committee member	2 years starting from March 23, 2017

Park Cheul	April 1946	O	Chairman of Board of Directors Outside Director Recommendation Committee Chair Risk Management Committee member Board Steering Committee member	3 years starting from March 25, 2015

Lee Manwoo	November 1954	O	Audit Committee Chair Corporate Social Responsibility Committee member Board Steering Committee member	4 years starting from March 26, 2014

Lee Sang-kyung	September 1945	O	Corporate Governance & CEO Recommendation Committee member Audit Committee member Remuneration Committee member Outside Director Recommendation Committee member	6 years starting from March 29, 2012

Lee Steven Sung-ryang	August 1955	O	Remuneration Committee Chair Audit Committee member Corporate Governance & CEO Recommendation Committee member	2 years starting from March 24, 2016

Lee Jung-il	August 1952	O	Corporate Governance & CEO Recommendation Committee member	2 years starting from March 24, 2016

Lee Heun-ya	September 1959	O	Risk Management Committee member Board Steering Committee member Outside Director Recommendation Committee member	2 years starting from March 24, 2016

Joo Jaeseong	January 1956	O	Risk Management Committee Chair Corporate Social Responsibility Committee Chair Board Steering Committee member	2 years starting from March 23, 2017

Yuki Hirakawa	October 1960	O	Corporate Social Responsibility Committee member Corporate Governance & CEO Recommendation Committee member	3 years starting from March 25, 2015

Philippe Avril	April 1960	O	Risk Management Committee member Remuneration Committee member Corporate Governance & CEO Recommendation Committee member	3 years starting from March 25, 2015

*	Audit Committee Member Recommendation Committee consists of all the outside directors.

3) Executive Officers

In addition to the executive directors, we currently have the following executive officers:

(As of Mar. 31, 2017)
Name	Month and Year of Birth	Position	In charge of
Yim Bo-hyuk	March 1961	Deputy President & Chief Financial Officer	- Finance Management Team - Investor Relations Team - HR Team - Information & Communication Technology Planning Team

Woo Young-woong	March 1960	Deputy President & Chief Strategy Officer	- Strategic Planning Team - Global Business Strategy Team - Future Strategy Research Institute - Digital Strategy Team

Jin Okdong	February 1961	Deputy President	- Synergy Management Team - Public Relations Team - Management Support Team - CSR Team - Platform Marketing Team

Lee Chang-goo	January 1961	Executive Vice President	- Wealth Management Planning Office

Park Woo-gyun	March 1959	Executive Director	- Compliance Team - Corporate Culture Development Team

Kim Im-geun	July 1963	Executive Director & Chief Risk Officer	- Risk Management Team - Risk Model Validation Team - Credit Review Team

Compensation to Directors

1) Total Amount Approved at the Meeting of Shareholders

		(As of Mar. 31, 2017)
	Total number of persons	Total amount approved at shareholders’ meeting (KRW millions)	Notes
Directors (Outside directors)	12(10)	3,500	—

Note) Represents the aggregate amount for all directors (including outside directors). Excludes long-term incentives.

2) Total Amount Paid

				(As of Mar. 31, 2017)
	Total number of Persons	Total Compensation (KRW millions)	Average Compensation per person (KRW millions)	Notes
Registered Directors	2	626	215	Excluding outside directors
Outside Directors	7	105	17	Excluding Audit committee members
Audit committee members or internal auditor	3	66	22

Total	12	797	66

Notes :

•	Represents the total number of applicable persons as of Mar. 31, 2017.

Stock Options

			(As of Mar. 31, 2017)
	No. of Granted Options (A)	No. of Exercised Options (B)	No. of Cancelled Options (C)	No. of Exercisable Options (D = A – B – C)	Exercise Price (KRW)
Granted in 2005	2,620,331	2,266,642	251,300	102,389	28,006
Granted in 2006	3,206,173	2,617,517	480,300	108,356	38,829
Granted in 2007	1,231,169	967,092	205,313	58,764	54,560
Granted in 2008	805,174	574,150	185,396	45,628	49,053

Total	7,862,847	6,425,401	1,122,309	315,137	—

Notes :

•	The weighted-average exercise price of outstanding exercisable options as of Mar. 31, 2017 is KRW 39,726

•	The closing price of our common stock was KRW 46,600 on Mar. 31, 2017.

•	On March 18, 2015, the exercise period for all outstanding stock options expired, except for a limited number of stock options for which the expiration of the exercise period has been suspended by a resolution of the board of directors.

Employees

				(As of Mar. 31, 2017)
Gender	Number of Employees	Average length of Service	Total Salaries and wages paid in 2017 (KRW million)	Average Payment per person (KRW million)
Male	115	2 yrs 5 mths (13 yrs 2 mths)1)	4,117	35
Female	25	6 yrs 1 mths (9 yrs 7 mths)1)	613	24

Total	140	3 yrs 1 mths (12 yrs 7 mths)1)	4,730	33

1)	Average length of service including service within group subsidiaries

6. Related Party Transactions

Loans to Subsidiaries

							(KRW billion)
Subsidiary	Loan Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2017)	Decrease	Increase	Ending Balance (Mar. 31, 2017)
Shinhan Card	Loans in KRW	2012-03-14	2017-03-14	4.12%	150	150	—	—
	Loans in KRW	2016-01-26	2021-01-26	1.98%	150	—	—	150
	Loans in KRW	2016-02-24	2021-02-24	1.84%	150	—	—	150
	Loans in KRW	2017-03-22	2022-03-22	2.22%	—	—	150	150
Shinhan Capital	Loans in KRW	2012-03-14	2017-03-14	4.12%	50	50	—	—
	Loans in KRW	2012-12-14	2017-12-14	3.33%	50	—	—	50
	Loans in KRW	2013-01-18	2018-01-18	3.18%	50	—	—	50
	Loans in KRW	2013-09-05	2018-09-05	3.61%	80	—	—	80
	Loans in KRW	2014-01-27	2019-01-27	3.60%	50	—	—	50
	Loans in KRW	2016-03-16	2021-03-16	1.90%	50	—	—	50
	Loans in KRW	2016-04-27	2019-04-27	1.63%	100	—	—	100
	Loans in KRW	2017-03-22	2022-03-22	2.22%	—	—	50	50
Shinhan Private Equity	Loans in KRW	2016-11-23	2017-11-22	1.95%	5	—	—	5
Shinhan Savings Bank	Loans in KRW	2016-06-17	2021-06-17	1.61%	50	—	—	50

Total					935	200	200	935

Exhibit 99.1

Independent Auditors’ Review Report (Separate Financial Statements) of Shinhan Financial Group as of March 31, 2017

Exhibit 99.2

Independent Auditors’ Review Report (Consolidated Financial Statements) of Shinhan Financial Group as of March 31, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

/s/ Yim Bo-hyuk
Name: Yim Bo-hyuk
Title: Chief Financial Officer

Date: May 15, 2017